Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS PROJECT IN KOCHI, INDIA

Tel Aviv, Israel, January 9, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcement dated July 3, 2017, regarding an agreement to waive any of its rights and interest in the SPV which holds a land plot in Kochi, India (for a total consideration in the amount of approximately 1.4 million US Dollar to be paid to the Company upon closing of the transaction), that the Company and the local investor have agreed that the long stop date, will be extended from December 31, 2017 to March 31, 2018.

All other terms and conditions of the agreement shall remain unchanged.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Shopping and entertainment Centers - construction of new Centers, and in certain circumstances - redeveloping existing Centers in both capital cities and important regional Centers (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com